Mail Stop 4561

June 25, 2009

VIA U.S. MAIL AND FAX (610)644-4129

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

  Re: **Liberty Property Trust**
    Form 10-KSB for the year ended December 31, 2008
    File No. 001-13132

Dear Mr. Alburger:

  We have reviewed your response letter dated May 29, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended December 31, 2008

General

1.   Please explain to us why your amended form 10-K does not include Item9A.
        Controls and Procedures.

2.   Please expand your discussion of disclosure controls and procedures and internal
        controls over financial reporting to explain how the Company arrived at the
        conclusion that controls remained effective despite the error in previously issued
        financial statements. Additionally, explain to us how the adoption of SFAS 160
        and the reclassification of certain items to discontinued operations in accordance
        with SFAS 144 caused the Company to reevaluate it's disclosure controls and
        procedures and internal control over financial reporting.

Exhibits

3.   Please revise your filings to include updated certifications in accordance with
        Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934.

        You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the
undersigned at (202) 551-3629 if you have questions.

                                    Sincerely,

                                    Kevin Woody
                                    Accounting Branch Chief